April 9, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Matador Resources Company
Form S-3
Filed April 9, 2013

To Whom It May Concern:

Today, Matador Resources Company (the “Company”) filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission. The Company understands that it may not request acceleration of effectiveness and the Form S-3 may not be declared effective until the Company’s proxy statement is filed later this month.

If you have any questions, please contact me at 214.651.5119.

Very truly yours,

/s/ W. Bruce Newsome

W. Bruce Newsome

Direct Phone Number: 214.651.5119

Direct Fax Number: 214.200.0636

Bruce.newsome@haynesboone.com

cc:	Mr. Craig N. Adams